Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

Crestwood Employee Talking Points

About the announcement:

•

This morning we announced that Crestwood Holdings and Crestwood Midstream Partners LP will be combining with Inergy LP and Inergy Midstream to create a fully integrated midstream partnership. Bob Phillips will be Chairman, President and CEO of the combined company.

•

Crestwood and Inergy are a natural fit. Inergy has a deep history and shares our commitment to safe, efficient operations with excellent customer service. Inergy is the right partner at the right time in our Company’s history, and we are excited about the opportunities this combination presents for our Company’s future growth.

•

Inergy LP’s operations include a natural gas storage business in Texas and a successful NGL supply logistics, transportation, and wholesale marketing business that serves customers in the United States and Canada.

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Inergy Midstream owns natural gas and NGL storage and transportation assets serving the Marcellus Shale region and Northeastern US natural gas markets and a crude oil rail terminal located in the prolific Bakken Shale play in North Dakota.

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Together, the combined partnership will be one of the industry’s most formidable midstream competitors, with the enhanced scale and financial stability to compete for major midstream infrastructure acquisition and development opportunities.

•	Our operations and services will span the midstream value chain, with a stronger growth profile, attractive operational and financial synergies and a highly diversified asset portfolio.

•

Until the merger is complete, it will be business as usual at both Crestwood and Inergy. The companies will be run independently and will continue to manage their separate businesses and pursue their standalone growth opportunities.

•	We have not determined the name of the new entity, but we will keep you informed as we make these key decisions.

•

After the final merger is completed, which we expect to occur in the third quarter of 2013, the company’s headquarters will remain in Houston and we will keep executive offices in Kansas City and Fort Worth as well as all of our regional operations offices.

•	As you have since we started Crestwood back in 2010, please stay focused on your job and maintain those great standards of operational safety and reliable customer service that Crestwood is known for.

•	If you have questions about the transaction, there are resources available to you. You can:

•	Talk to your supervisor

•	Refer to the letter and FAQ we sent you

•	Listen to a replay of Bob’s employee call, which will be available on our intranet tomorrow

•	Thank you for your ongoing dedication and hard work. This transaction is a testament to our strong team and your hard work that has made us the first-class company we are today.

•	We are committed to keeping you informed about our progress and the success that lies ahead.

Additional information about the transaction:

•	The combination is expected to take place in two steps.

•

Initially, Crestwood Holdings and Inergy LP will combine with First Reserve, the indirect owner of our general partner, acquiring control of the Inergy entities. That transaction is expected within 45 days.

•	Secondly, we will seek Crestwood unit holder approval for the merger of Crestwood Midstream Partners into Inergy Midstream. We expect that merger to be completed within 4-5 months.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.